[GRAPHIC OMITTED]
                                                                    Exhibit 99.1
                                                                    ------------

For Immediate Release
For further information contact:

Yoram Ashery                        or                 Fern Lazar/David Carey
Given Imaging Ltd.                                     Lazar Partners Ltd.
                                                       1-(866) GIVEN-IR
                                                       flazar@lazarpartners.com/
                                                       dcarey@lazarpartners.com


           GIVEN IMAGING REPORTS FOURTH QUARTER AND FULL YEAR RESULTS

     - Quarterly sales growth of 77% to $22.2 million with EPS of 8 cents -

   - Annual sales growth of 60% in 2004 to $65 million, with EPS of 10 cents -

Yoqneam, Israel-February 8, 2005-Given Imaging Ltd. (NASDAQ: GIVN) today announced results for the fourth quarter and year ended December 31, 2004.

Worldwide sales of the Given(R) System and PillCam(TM) video capsules reached a record $22.2 million in the fourth quarter of 2004, a 52% increase over sales of $14.6 million in the third quarter of 2004 and a 77% increase over sales of $12.5 million in the fourth quarter of 2003. This increase in sales was due to increased reorders of PillCam(TM) SB, increased system sales and sales of the new PillCam(TM) ESO. Gross margin in the quarter was 70.4% of revenues compared to 69.8% of revenues in the fourth quarter of 2003 and 75.1% in the third quarter of 2004. Gross margin in the fourth quarter was lower than the previous quarter mainly due to (1) the launch of a promotional campaign in the United States to accelerate adoption of the new PillCam(TM) ESO and DataRecorder(R) 2.0 by offering a significant reduction on the combined purchase price of both products and (2) payment of a 3% royalty to the Chief Scientist of the Israeli Government on sales of PillCam ESO and the Given System with the new Rapid 3 review software and DataRecorder 2.0. Net profit for the fourth quarter was $2.4 million, or $0.08 per share on a fully diluted basis, compared to a net profit of

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

$114,000 in the third quarter of 2004 and a net loss of $579,000 in the fourth quarter of 2003. Net profit in the quarter was positively impacted by $690,000 resulting from the recognition of tax benefits in our U.S. subsidiary which is expected to continue profitable operations.

Cash generated in the fourth quarter was $14.0 million, including $10.0 million representing the first milestone payment received from InScope, a division of Ethicon Endo-Surgery, Inc. Cash balance at the end of 2004 was $80.9 million.

For the twelve month period ended December 31, 2004, sales were $65.0 million, a 60.4% increase over sales in 2003. Gross margin increased to 72.7% of revenues from 66.6% in 2003. Operating expenses in the twelve-month period ended 2004 were $46.8 million, compared to $37.9 million in the same period in 2003. Net profit for 2004 was $2.9 million or $0.10 per share on a diluted basis, compared to a net loss of $9.6 million or $(0.38) per share in 2003.

"2004 was another record year of achievements for Given Imaging," said Gavriel
D. Meron, President and CEO of Given Imaging. "Our achievements this year included launching new products; forming a strategic collaboration with InScope, a division of Ethicon Endo-Surgery; expanding reimbursement coverage; accelerating revenue growth; increasing recurring revenue; solidifying our financial position through a successful follow-on offering; and becoming a profitable company."


Fourth Quarter 2004 Revenue Analysis

The geographic breakdown of fourth quarter 2004 sales is as follows:

(Millions of U.S. dollars)
United States     $16.8
Europe and ROW    $ 5.4

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

In the fourth quarter of 2004, worldwide reorders of the PillCam SB capsule endoscope grew to 24,200, 75% higher than the fourth quarter of 2003. The total number of PillCam SB capsules sold in the quarter was 26,500, 69% higher than in the fourth quarter of 2003. To date, cumulative unit sales of PillCam SB have reached 171,800. Following FDA clearance to market the PillCam ESO in late November, more than 3,400 PillCam ESO capsules were sold. Sales of Given Systems totaled 233 for the fourth quarter of 2004, with 189 systems sold in the United States, compared to 185 systems sold in the fourth quarter of 2003, 114 of which were in the United States.

Fourth Quarter Highlights
-------------------------

     o Together with InScope, the company launched the new PillCam ESO for visualizing the esophagus, following marketing clearance from the U.S. Food and Drug Administration (FDA).

     o Upon receipt of FDA clearance to market PillCam ESO, the company received payment from Ethicon Endo-Surgery, a Johnson & Johnson company, amounting to $10 million. In February 2005, the company completed upgrading 900 systems in the United States to the new Rapid 3 software, entitling the company to an additional milestone payment of $5 million. Additional payments to the company of up to $35 million may be made by February 2007, contingent upon performance criteria achievable by both parties. These milestone payments are recorded on a straight-line basis over the 15-year life of the agreement as a reduction in marketing expenses.

     o The company launched a new platform for the Given System, consisting of the new Rapid 3 software that includes numerous features and enhancements for increased user efficiency, and the new DataRecorder 2.0, with higher reliability, easier handling and various performance improving features.

     o An economic analysis of using PillCam SB as a first-line tool for diagnosing patients with suspected Crohn's disease was published in the Winter 2004 issue of the peer-reviewed journal Disease Management. The study, conducted by researchers at


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

          Thomas Jefferson University, concluded that PillCam SB video capsule endoscopy is less costly from a third-party payer perspective as a first line procedure for detecting small bowel Crohn's disease than traditional diagnostic procedures. This publication supports the company's efforts to convince payers to revise policies to cover PillCam SB when performed as a first line procedure in patients with suspected Crohn's disease.

     o More than 35 studies on capsule endoscopy were presented at the 69th Annual Scientific meeting of the American College of Gastroenterology, in Orlando, Florida. Meeting highlights included:

          o Presentation of complete data from the pivotal, 106-patient study of PillCam ESO for the detection of abnormalities of the esophagus in patients with GERD symptoms. Results of the study showed that PillCam ESO was as accurate as conventional endoscopy. All patients reported greater satisfaction with the PillCam ESO procedure than with conventional endoscopy.

          o Presentation of results from a study of patients with small bowel tumors. This study confirmed PillCam SB's ability to diagnosis small bowel tumors that go undetected by other imaging approaches. The data also showed that the majority (65%) of small bowel tumors discovered were malignant.

          o Presentation of numerous studies reporting results of evaluating patients with known or suspected Crohn's disease, the impact of PillCam SB on patients' management and outcomes and clinical performance in pediatric patients.

     o The company was awarded the Wall Street Journal Technology Innovation award for its PillCam video capsule. The company was awarded first place in the medical category and a Silver medal overall.


Reimbursement Expansion in 2004

2004 was a year of significant increase in the number of lives with reimbursable access to capsule endoscopy for the small intestine, in particular for expanded indications, such as the


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

initial diagnosis of patients with suspected Crohn's disease. The worldwide population with reimbursable access to capsule endoscopy grew from 206 million at the end of 2003 to 327 million at the end of 2004, and the number of lives with reimbursement for expanded indications grew from 48 million at the end of 2003 to 253 million at the end of 2004.

In the United States, the total number of lives covered grew from 148 million at the end of 2003 to 206 million at the end of 2004, and the number of individuals with coverage for expanded indications grew from 24 million at the end of 2003 to 167 million at the end of 2004.

In Europe, the population with reimbursable access to capsule endoscopy grew from 40 million at the end of 2003 to 102 million at the end of 2004, and the number of lives with reimbursement for expanded indications grew from 24 million at the end of 2003 to 87 million at the end of 2004. This increase was mainly the result of guidance issued in December 2004 by the National Institute of Clinical Excellence (NICE) of the United Kingdom National Health Service (NHS), allowing 58 million U.K. residents access to capsule endoscopy under the NHS' public health system.

Recent Event
------------
The company recently discovered that a former employee of its U.S. subsidiary misappropriated funds. The company has substantially completed an investigation of this matter with the assistance of external advisers. In the fourth quarter the company recorded a provision of $600,000, which the company believes is adequate to cover both the loss and investigation cost.


2005 Full Year and First Quarter Guidance
-----------------------------------------
Given Imaging announced that in 2005 the company expects annual revenues of $95 -$105 million, representing a 46% - 62% growth over 2004 revenues.

Gross margin for 2005 is expected to be in the range of 72% to 75% of revenue. This reflects an increase over 2004 due to higher capsule production volumes, that will be somewhat offset by the 3% royalty paid to the Israeli Government's Office of the Chief Scientist on sales of


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

Given Systems and PillCam ESO and the significant reduction offered on the combined purchase price of the PillCam ESO and DataRecorder 2.0 as part of the launch of a campaign in the U.S. for accelerating adoption of these products following receipt of FDA marketing clearance for the PillCam ESO.

Research and development spending is forecast to be in the range of $9 million to $11 million, reflecting continued investment in new products, including PillCam video capsules for the colon and the stomach, as well as clinical trials to drive continued expansion of reimbursement for PillCam SB worldwide.

Selling and marketing expenses are expected to grow. Under the strategic marketing alliance agreement with Ethicon Endo-Surgery, the Company will pay Ethicon Endo-Surgery's InScope division commissions on revenue from sales in the U.S. of PillCam ESO at the rate of 50% and on system sales at the rate of 10%. These commissions will be recorded as marketing expenses. In addition, the Company will be increasing its investment in market development, including further expansion of the sales force in the United States, increasing infrastructure to support InScope selling activities and building a robust operation in Japan in anticipation of the approval of PillCam SB this year.

Net income in 2005 is expected to be in the range of $13 million to $16 million. Fully diluted earnings per share based on 32 million outstanding shares are expected to be in the range of $0.40 to $0.50.

For the first quarter of 2005 the company expects sales between $22 and $24 million and earnings between $0.02 and $0.05 per share. These expected earnings reflect the planned increases in expenses in 2005 as described above and an increase of InScope sales of PillCam ESO. In addition, the company expects to complete in the first quarter the promotional campaign to launch PillCam ESO and DataRecorder 2.0 as well as the upgrade of its U.S. installed base to the new Rapid 3 software.


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

This projected increase in diluted earnings per share does not give effect to the non-cash impact from the implementation in the third quarter 2005 of accounting for share-based payments (Statement of Financial Accounting Standards No.123R) which is expected to have a material impact on our projected earnings.

"We enter 2005 positioned for continued high growth, with an installed base of more than 1,300 workstations in the United States and approximately 2,300 worldwide" said Gavriel D. Meron, president and CEO. "In anticipation of the opportunities we see in the market, we already increased our sales force in the U.S. and are strengthening our organization in Japan in preparation for marketing approval".

Fourth Quarter Webcast Information
----------------------------------

     Given Imaging will host a conference call tomorrow, Wednesday, February 9, 2005, at 9:00 am Eastern Time to discuss fourth quarter and 2004 results. The conference call will be webcast through the Company's website www.givenimaging.com.




About Given Imaging

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company is developing a complete line of PillCam video capsules for detecting disorders throughout the gastrointestinal tract. The company's technology platform is the Given(R) Diagnostic System, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient. The PillCam(TM) SB video capsule is the only naturally ingested method for direct visualization of the entire small intestine. It is currently marketed in the United States and in more than 60 other countries and has benefited more than 170,000 patients worldwide. The PillCam(TM) ESO video capsule, which provides visual examination of the esophagus, has been cleared for marketing by the FDA. Additional capsules for visualization of the stomach and colon are under development. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel; it has direct sales and marketing operations in the United States, Germany and France, and local offices in Tokyo, Madrid and Sydney. For more information, visit http://www.givenimaging.com.

This press release contains forward-looking statements about Given Imaging, including projections about our business and our future revenues, expenses and profitability, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends,"


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

"plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the impact of the newly adopted SFAS 123R for expensing option-based payments, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the U.S. Securities and Exchange Commission.


                            (Financial tables follow)


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

              Given Imaging Ltd. and its Consolidated Subsidiaries

                           Consolidated Balance Sheets
                      (In thousands except per share data)

                                                              December 31,        December 31,
                                                                  2003                2004
                                                            ----------------    ----------------
Assets
Current assets
 Cash and cash equivalents                                    $   25,367          $   80,861
 Accounts receivable:
  Trade                                                            6,945              12,261
  Other                                                              467               1,271
 Inventories                                                       8,485              13,794
 Advances to suppliers                                                47                 555
 Deferred taxes                                                        -                 737
 Prepaid expenses                                                  1,314                 954
                                                              ----------          ----------
Total current assets                                              42,625             110,433

 Deposits                                                            361                 425

 Assets held for severance benefits                                1,008               1,339

 Fixed assets, at cost, less accumulated depreciation              9,595               9,862

 Other assets, at cost, less accumulated amortization              1,980               2,165
                                                              ----------          ----------
 Total Assets                                                 $   55,569          $  124,224
                                                              ==========          ==========

Liabilities and shareholders' equity

Current liabilities
Current installments of obligation under capital lease        $       27          $       11
Accounts payable:
  Trade                                                            2,216               5,147
  Other                                                            4,462               8,678
Deferred income                                                      950               3,610
                                                              ----------          ----------
                                                                   7,655              17,446
                                                              ----------          ----------
Total current liabilities

Long-term liabilities
Deferred income                                                        -               9,340
Obligation under capital lease, net                                    4                  48
Liability for employee severance benefits                          1,188               1,596
                                                              ----------          ----------
Total long-term liabilities                                        1,192              10,984
                                                              ----------          ----------
Total liabilities                                                  8,847              28,430
                                                              ----------          ----------
Minority interest                                                  1,924               1,177

Shareholders' equity                                              44,798              94,617
                                                              ----------          ----------

Total liabilities and shareholders' equity                    $   55,569          $  124,224
                                                              ==========          ==========

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



              Given Imaging Ltd. and its Consolidated Subsidiaries

                      Consolidated Statements of Operations
                      (In thousands except per share data)

                                                             Year ended December 31,             Three month period
                                                                                                 ended December 31,
                                                          ----------------------------     -----------------------------
                                                              2003              2004            2003              2004
                                                          -----------       -----------    ------------       -----------
Revenues                                                  $   40,539        $   65,020     $    12,534        $   22,213
Cost of revenues                                              13,551            17,734           3,780             6,580
                                                          -----------       -----------    ------------       -----------

Gross profit                                                  26,988            47,286           8,754            15,633
                                                          -----------       -----------    ------------       -----------
Operating expenses
Research and development, gross                               (7,037)           (7,363)         (1,773)           (1,907)
Royalty bearing participation                                  1,303             1,140             298               438
                                                          -----------       -----------    ------------       -----------
Research and development, net                                 (5,734)           (6,223)         (1,475)           (1,469)

Sales and marketing expenses                                 (26,804)          (33,652)         (7,066)          (11,064)
General and administrative expenses                           (5,312)           (6,916)         (1,288)           (2,272)
                                                          -----------       -----------    ------------       -----------

Total operating expenses                                     (37,850)          (46,791)         (9,829)          (14,805)
                                                          -----------       -----------    ------------       -----------

Operating profit (loss)                                      (10,862)              495          (1,075)              828

Financing income, net                                            995               956             368               854
                                                          -----------       -----------    ------------       -----------

Profit (loss) before taxes on income                          (9,867)            1,451            (707)            1,682

Taxes on income                                                    -               690               -               690
                                                          -----------       -----------    ------------       -----------
Profit (loss) before minority share                           (9,867)            2,141            (707)            2,372

Minority share in losses of subsidiary                           258               747             128                66
                                                          -----------       -----------    ------------       -----------

Net profit (loss)                                         $   (9,609)       $    2,888     $      (579)       $    2,438
                                                          ===========       ===========    ============       ===========

Profit (loss) per share
Basic profit (loss) per ordinary share                    $    (0.38)       $     0.11     $     (0.02)       $     0.09
                                                          ===========       ===========    ============       ===========

Diluted profit (loss) per ordinary share                  $    (0.38)       $     0.10     $     (0.02)       $     0.08
                                                          ===========       ===========    ============       ===========

Weighted average number of ordinary
 shares used to compute basic profit
(loss) per ordinary share                                 25,493,073        26,633,964      25,596,911        27,536,995
                                                          ===========       ===========    ============       ===========

Weighted average number of ordinary
 shares used to compute diluted profit
(loss) per ordinary share                                 25,493,073        29,353,448      25,596,911        30,129,113
                                                          ===========       ===========    ============       ===========


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